Exhibit 4.1

AMENDMENT NO. 1 TO THE RIGHTS AGREEMENT

This Amendment No. 1 (this "Amendment") to the Rights Agreement dated as of December 21, 2000 (the "Rights Agreement") between Puget Energy, Inc., a Washington corporation (the "Company"), and Wells Fargo Bank, N.A., as successor to Mellon Investor Services LLC, as Rights Agent (the "Rights Agent") is made as of October 25, 2007.

WITNESSETH:

WHEREAS, on or about October 25, 2007 the Company proposes to enter into that certain Agreement and Plan of Merger by and among the Company, Padua Holdings LLC, a Delaware limited liability company ("Parent"), Padua Intermediate Holdings Inc., a Washington corporation and wholly owned subsidiary of Parent, and Padua Merger Sub, Inc., a Washington corporation (the "Merger Agreement"), and the Stock Purchase Agreement by and among the Company and the purchasers named therein (the "Investors") (the "Stock Purchase Agreement");

WHEREAS, following the consummation of the transactions contemplated by the Stock Purchase Agreement, the Investors together with their Affiliates and Associates will be a significant shareholder of the Company;

WHEREAS, the Board of Directors of the Company (the "Board of Directors") believes that it is in the best interests of the Company and its shareholders that the transactions contemplated by the Merger Agreement and Stock Purchase Agreement be consummated on the terms set forth in such agreements;

WHEREAS, the Board of Directors desires to amend the Rights Agreement such that the execution of the Merger Agreement and Stock Purchase Agreement and the consummation of the transactions contemplated thereby will not cause Parent, the Investors, or their respective Affiliates or Associates to become an Acquiring Person as a result of the acquisition of Common Shares pursuant to the Stock Purchase Agreement;

WHEREAS, Section 26 of the Rights Agreement provides that at any time prior to the time any Person becomes an Acquiring Person, the Company may amend the Rights Agreement without approval of any holders of the Rights, in order to supplement or amend any provision thereunder as the Company directs;

WHEREAS, this Amendment as set forth herein shall become effective immediately prior to the execution of the Merger Agreement and the Stock Purchase Agreement; provided that this Amendment shall not be effective if such agreements are not executed; and

WHEREAS, capitalized terms used but not defined herein have the meanings assigned to such terms in the Rights Agreement;

NOW, THEREFORE, in consideration of the recitals (which are deemed tobe a part of this Amendment) and agreements contained herein, the parties hereto agree to amend the Rights Agreement as follows:

1.           The definition of "Acquiring Person" in Section 1 of the Rights Agreement is hereby amended and restated to read, from and after the date hereof, in its entirety as set forth below:

"Acquiring Person" shall mean any Person who or which, alone or together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 10% or more of the Common Shares then outstanding, but shall not include: (a) Puget Sound Energy, Inc., the Company, any Subsidiary of the Company, any employee benefit or compensation plan of the Company or of any of its Subsidiaries, or any Person holding Common Shares for or pursuant to the terms of any such employee benefit or compensation plan; (b) any Person who has become and is the Beneficial Owner of 10% or more of the Common Shares outstanding at the time solely as the result of (i) a change in the aggregate number of Common Shares outstanding since the last date on which such Person acquired Beneficial Ownership of any Common Shares, (ii) the acquisition by such Person or one or more of its Affiliates or Associates of Beneficial Ownership of additional Common Shares if such acquisition was made in the good faith belief that such acquisition would not (A) cause the Beneficial Ownership by such Person, together with its Affiliates and Associates, to equal or exceed 10% of the Common Shares outstanding at the time of such acquisition and such good faith belief was based on the good faith reliance on information contained in publicly filed reports or documents of the Company that are inaccurate or out-of-date or (B) otherwise cause a Distribution Date or the adjustment provided for in Section 11(a) to occur or (iii) the acquisition by such Person or one or more of its Affiliates or Associates of Beneficial Ownership of additional Common Shares if the Board of Directors of the Company determines that such acquisition was made in good faith without the knowledge by such Person or Affiliates or Associates that such Person would thereby become an Acquiring Person (which determination of the Board of Directors of the Company shall be conclusive and binding on such Person, the Rights Agent, the holders of the Rights and all other Persons); or (c) Padua Holdings LLC, a Delaware limited liability company ("Parent"), the investors named in that certain Stock Purchase Agreement, dated as of October 25, 2007, by and among the Company and such investors (the "Stock Purchase Agreement") or their respective Affiliates or Associates, but only as a result of the (i) acquisition of Common Shares pursuant to and in accordance with the Stock Purchase Agreement and (ii) the execution and delivery of, and the consummation of the transactions contemplated by, the Merger Agreement, dated as of October 25, 2007, by and among the Company, Parent, Padua Intermediate Holdings Inc., a Washington corporation and wholly owned subsidiary of Parent, and Padua Merger Sub, Inc., a Washington corporation (the "Merger Agreement") or the Stock Purchase Agreement. Notwithstanding clause (b)(ii) or (b)(iii) of the prior sentence, if any Person that is not an Acquiring Person due to such clause (b)(ii) or (b)(iii) does not reduce its percentage of Beneficial Ownership of Common Shares to less than 10% by the Close of business on the tenth calendar day after notice from the Company (the date of notice being the first day) that such Person's Beneficial Ownership of Common Shares would make it an Acquiring Person, such Person shall, at the end of such ten calendar day period, become an Acquiring Person (and such clause (b)(ii) or (b)(iii) shall no longer apply to such Person).  For purposes of this definition, the determination whether any Person acted in "good faith" shall be conclusively determined by the Board of Directors of the Company.

2.           Notwithstanding Section 7(a) of the Rights Agreement, the Rights Agreement shall terminate and the Rights shall expire at the Effective Time, as defined in the Merger Agreement.

3.           This Amendment shall become effective immediately prior to the execution of the Merger Agreement and the Stock Purchase Agreement; provided that this Amendment shall not be effective if such agreements are not executed.

4.           Except as expressly amended hereby, the Rights Agreement remains in full force and effect.

5.           This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

PUGET ENERGY, INC.

By:           /s/ Steven P. Reynolds
Name:      Steven P. Reynolds
Title:        Chairman, President and CEO                                                                      [Corporate Seal]

WELLS FARGO BANK, N.A.

By:           /s/ Barbara M. Novak
Name:      Barbara M. Novak
Title:        Vice President                                                                                                [Corporate Seal]